Mercedes-Benz Auto Receivables Trust 2024-1
Investor Report
Collection Period Ended   31-May-2026

Page 1 of 5

Amounts in USD

Dates

Collection Period No.	29			
Collection Period (from... to)	1-May-2026	31-May-2026		
Determination Date	11-Jun-2026			
Record Date	12-Jun-2026			
Distribution Date	15-Jun-2026			
Interest Period of the Class A-1, A-2B Notes (from... to)	15-May-2026	15-Jun-2026	Actual/360 Days	31
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-May-2026	15-Jun-2026	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	295,700,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2A Notes	244,500,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2B Notes	244,500,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	476,600,000.00	272,143,889.57	251,948,513.54	20,195,376.03	42.373848	0.528637
Class A-4 Notes	98,010,000.00	98,010,000.00	98,010,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,359,310,000.00**	**370,153,889.57**	**349,958,513.54**	**20,195,376.03**		
Overcollateralization	34,856,681.09	34,854,167.03	34,854,167.03			
Adjusted Pool Balance	1,394,166,681.09	405,008,056.60	384,812,680.57			
Yield Supplement Overcollateralization Amount	65,292,162.27	18,922,859.47	17,878,567.65			
Pool Balance	**1,459,458,843.36**	**423,930,916.07**	**402,691,248.22**			

	Amount	Percentage
Initial Overcollateralization Amount	34,856,681.09	2.50%
Target Overcollateralization Amount	34,854,167.03	2.50%
Current Overcollateralization Amount	34,854,167.03	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2A Notes	5.060000%	0.00	0.000000	0.00	0.000000
Class A-2B Notes	4.012850%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	4.800000%	1,088,575.56	2.284044	21,283,951.59	44.657893
Class A-4 Notes	4.790000%	391,223.25	3.991667	391,223.25	3.991667
Total		**$1,479,798.81**		**$21,675,174.84**	

Amounts in USD

Available Funds

Principal Collections	20,325,078.33
Interest Collections	2,744,064.04
Net Liquidation Proceeds	352,721.40
Recoveries	1,235,264.47
Purchase Amounts	0.00
Advances made by the Servicer	0.00
Investment Earnings	74,100.26
Available Collections	**24,731,228.50**
Reserve Fund Draw Amount	0.00
Available Funds	**24,731,228.50**

Distributions

(1) Total Servicing Fee	353,275.76
Nonrecoverable Advances to the Servicer	0.00
(2) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(3) Interest Distributable Amount Class A Notes	1,479,798.81
(4) Priority Principal Distributable Amount	0.00
(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(6) Regular Principal Distributable Amount	20,195,376.03
(7) Additional Servicing Fee and Transition Costs	0.00
(8) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (2)]	0.00
(9) Excess Collections to Certificateholders	2,702,777.90
Total Distribution	**24,731,228.50**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	353,275.76	353,275.76	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	1,479,798.81	1,479,798.81	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	1,088,575.56	1,088,575.56	0.00
thereof on Class A-4 Notes	391,223.25	391,223.25	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	1,479,798.81	1,479,798.81	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	20,195,376.03	20,195,376.03	0.00
Aggregate Principal Distributable Amount	20,195,376.03	20,195,376.03	0.00

Mercedes-Benz Auto Receivables Trust 2024-1
Investor Report
Collection Period Ended   31-May-2026
    Page 3 of 5

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,485,416.70
Reserve Fund Amount - Beginning Balance	3,485,416.70
plus/minus change to meet Reserve Fund Required Amount	0.00
plus Net Investment Earnings for the Collection Period	9,620.46
minus Net Investment Earnings	9,620.46
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,485,416.70
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	9,620.46
Net Investment Earnings on the Collection Account	64,479.80
Investment Earnings for the Collection Period	74,100.26

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,459,458,843.36	29,733
Pool Balance beginning of Collection Period	423,930,916.07	13,041
Principal Collections	11,825,909.47	
Principal Collections attributable to Full Pay-offs	8,499,168.86	
Principal Purchase Amounts	0.00	
Principal Gross Losses	914,589.52	
Pool Balance end of Collection Period	402,691,248.22	12,643
Pool Factor	27.59%	

	As of Cutoff Date	Current
Weighted Average APR	7.74%	8.13%
Weighted Average Number of Remaining Payments	60.69	34.71
Weighted Average Seasoning (months)	8.92	37.06

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	391,109,285.68	12,399	97.12%
31-60 Days Delinquent	8,916,420.31	188	2.21%
61-90 Days Delinquent	2,238,308.19	48	0.56%
91-120 Days Delinquent	427,234.04	8	0.11%
Total	402,691,248.22	12,643	100.00%

Delinquency Trigger	**3.550%**
60+ Delinquency Loans to EOP Aggregate Securitization Value	0.662%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

	Current		Cumulative	
Losses (1)	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	914,589.52	32	68,092,903.30	1,543
Principal Net Liquidation Proceeds	351,153.96		22,179,494.54	
Principal Recoveries	1,183,833.51		24,017,823.99	
Principal Net Loss / (Gain)	(620,397.95)		21,895,584.77	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	(1.801%)
Prior Collection Period	1.191 %
Second Prior Collection Period	1.522 %
Third Prior Collection Period	1.854 %
Four Month Average	0.692%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	1.500%
Average Net Loss / (Gain)	14,190.27

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.